02019569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-20-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 15 2002 363 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 51759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torch Capital Corporation

OFFICIAL USE ONLY
47358
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Lamar Street, Suite 1600
(No. and Street)

Houston (City) Texas (State) 77010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chuck Strain (713) 756-1411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1221 McKinney, Suite 2400 (Address) Houston, Texas (City) 77010 (State)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torch Capital Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Daniel E. LeGaye

Financial and Operations Principal
Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition. N/A
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Torch Capital Corporation
Years ended December 31, 2001 and 2000

Torch Capital Corporation

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Torch Capital Corporation

We have audited the accompanying statements of financial condition of Torch Capital Corporation (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torch Capital Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Torch Capital Corporation will continue as a going concern. As more fully described in Note 1, Torch Capital Corporation is a wholly owned subsidiary of Torch Energy Advisors Incorporated. Torch Energy Advisors Incorporated has had a significant operating loss for the year ended December 31, 2001, and has a net working capital deficiency as of December 31, 2001 which raises substantial doubt about its ability to continue as a going concern. Because of the aforementioned conditions relating to Torch Energy Advisors Incorporated, and the uncertainties surrounding its plans to address its liquidity problems, the parent company's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether Torch Capital Corporation will continue as a going concern. The 2001 financial statements of Torch Capital Corporation do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Houston, Texas
February 22, 2002

Torch Capital Corporation

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$ 7,798**	$ 10,000
Due from affiliates	**14,924**	40,000
Prepaid expense	**4,390**	4,040
Total current assets	**27,112**	54,040
Investment in common stock – NASDAQ Stock Market, Inc. at cost, which approximates market	**3,300**	3,300
Total assets	**$ 30,412**	$ 57,340
Liabilities and stockholder's equity		
Liabilities	**$ –**	$ –
Total liabilities	**–**	–
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued, and outstanding	**1,000**	1,000
Additional paid-in capital	**63,412**	63,412
Accumulated deficit	**(34,000)**	(7,072)
Total stockholder's equity	**30,412**	57,340
Total liabilities and stockholder's equity	**$ 30,412**	$ 57,340

See accompanying notes.

Torch Capital Corporation

Statements of Operations

	Year ended December 31	
	2001	**2000**
Operating revenues:		
Service fees	$ –	$ 40,000
Net operating revenues	–	40,000
Operating expenses:		
General and administrative expenses	**26,928**	31,562
Net operating expenses	**26,928**	31,562
Net earnings (loss)	**$ (26,928)**	$ 8,438

See accompanying notes.

Torch Capital Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 1999	$ 1,000	$ 24,510	$ (15,510)	$ 10,000
Net earnings	–	–	8,438	8,438
Contributed capital	–	38,902	–	38,902
Balance at December 31, 2000	1,000	63,412	(7,072)	57,340
Net loss	–	–	**(26,928)**	**(26,928)**
Contributed capital	–	–	–	–
Balance at December 31, 2001	**$ 1,000**	**$ 63,412**	**$ (34,000)**	**$ 30,412**

See accompanying notes.

Torch Capital Corporation

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net earnings (loss)	**$ (26,928)**	$ 8,438
Adjustments to reconcile net loss to net cash used in operating activities:		
Due from affiliates	**25,076**	(40,000)
Prepaid expense	**(350)**	(4,040)
Net cash used in operating activities	**(2,202)**	(35,602)
Investing activities		
Investment in common stock – NASDAQ Stock Market, Inc.	**–**	(3,300)
Net cash used in investing activities	**–**	(3,300)
Financing activities		
Capital contribution from parent	**–**	38,902
Net cash provided by financing activities	**–**	38,902
Net change in cash and cash equivalents	**(2,202)**	–
Cash and cash equivalents at beginning of year	**10,000**	10,000
Cash and cash equivalents at end of year	**$ 7,798**	$ 10,000

See accompanying notes.

Torch Capital Corporation

Notes to Financial Statements

December 31, 2001

1. Organization of Business

Torch Capital Corporation (the "Company"), a Delaware corporation, was formed on January 21, 1999 as a wholly owned subsidiary of Torch Energy Advisors Incorporated ("TEAI"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is authorized to transact business in Alabama, Arkansas, California, Colorado, Connecticut, Louisiana, Mississippi, New Mexico, New York, and Texas. Subsequent to the year ended December 31, 2001, the Company obtained authorization to transact business in Idaho, Kansas, North Carolina, North Dakota, Nebraska, and South Carolina.

As described above, the Company is a wholly owned subsidiary of TEAI. TEAI has had a significant operating loss for the year ended December 31, 2001, and has a net working capital deficiency as of December 31, 2001, which raises substantial doubt about its ability to continue as a going concern. Because of the aforementioned conditions relating to TEAI and the uncertainties surrounding its plans to address its liquidity problems, the parent company's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether the Company will continue as a going concern. TEAI management is currently reviewing its options to increase its cash flows that include, but are not limited to, obtaining additional debt or selling certain of TEAI's assets. The 2001 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2. Significant Accounting Policies

The Company shares certain facilities and employees with TEAI. TEAI does not allocate any expenses to the Company.

Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

The Company recognizes revenue on an accrual basis as services are provided.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management's estimates. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

The Company and TEAI have elected to be treated as qualified subchapter S corporations under Section 1361(b)(3) of the Internal Revenue Code of 1986. Each shareholder is responsible for reporting its share of taxable income or loss, and no federal income taxes are recorded by the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2001 and 2000, the Company had net capital less non-allowable assets of $7,798 and $10,000, respectively, which was $2,798 and $5,000, respectively, in excess of the $5,000 minimum net capital established by the Company.

4. Subordinated Debt

The Company had no subordinated debt at December 31, 2001 and 2000 or at any time during the years ended December 31, 2001 and 2000.

5. Related Party Transactions

TEAI provides management services to the Company through the Management Agreement (the "Agreement") dated June 30, 1999 between TEAI and the Company. The Agreement describes the general and administrative services to be provided by TEAI for $2,000 per month. The services fee charged by TEAI on a monthly basis do not cover license or other fees paid to any government agency or industry regulatory group or expenses such as commissions, interest on margin accounts, and other indebtedness. During the year ended December 31, 2000, all general and administrative expenses were paid on behalf of and contributed to the Company by TEAI.

Supplementary Information Required by SEC Rule 17a-5

Torch Capital Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2001	December 31 2000
Net Capital		
Total stockholder's equity	**$ 30,412**	$ 57,340
Less: Non-allowable assets	**(22,614)**	(47,340)
Net capital	**$ 7,798**	$ 10,000
Aggregate Indebtedness		
Total aggregate indebtedness	**$ –**	$ –
Computation of Basic Net Capital Requirement		
Net capital requirement (minimum requirement)	**$ 5,000**	$ 5,000
Net capital in excess of required amount	**2,798**	5,000
Net capital	**$ 7,798**	$ 10,000
Ratio: Aggregate indebtedness to net capital		

No material difference was noted between the Company's unaudited reported computation on Form X-17a-5 and the audited computation at December 31, 2001 and 2000. Therefore, a reconciliation is not presented.

Torch Capital Corporation

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001 and 2000

The Company is exempt from Rule 15c3-3, pursuant to the provisions of subparagraph (k)(2) thereof.

Torch Capital Corporation

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001 and 2000

The Company is exempt from Rule 15c3-3, pursuant to the provisions of subparagraph (k)(2) thereof.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Torch Capital Corporation

In planning and performing our audits of the financial statements and supplemental information of Torch Capital Corporation (the "Company"), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealer, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Houston, Texas
February 22, 2002